UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)

YADKIN FINANCIAL CORPORATION

(Name of Issuer)

Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

984314104

(CUSIP Number)

David Wermuth, Esq.

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984314104

1.	Name of Reporting Person Trident IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,257,404

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,257,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 31,062,563 shares of Voting Common Stock of Yadkin Financial Corporation, a North Carolina corporation (the "Issuer"), outstanding as of October 12, 2015, as represented by the Issuer in the Agreement and Plan of Merger, dated as of October 12, 2015 (the "Merger Agreement"), among the Issuer, NewBridge Bancorp, North Carolina corporation ("NewBridge"), and Navy Merger Sub Corp., a North Carolina corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"). On October 13, 2015, the Issuer filed a Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC") and attached the Merger Agreement as Exhibit 2.1 thereto.

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CUSIP No. 984314104

1.	Name of Reporting Person Trident Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,257,404

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,257,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 31,062,563 shares of Voting Common Stock of the Issuer outstanding as of October 12, 2015 as represented by the Issuer in the Merger Agreement.

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CUSIP No. 984314104

1.	Name of Reporting Person Trident IV Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 38,224

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 38,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 31,062,563 shares of Voting Common Stock of the Issuer outstanding as of October 12, 2015 as represented by the Issuer in the Merger Agreement.

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CUSIP No. 984314104

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 2,295,628

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%*

14.	Type of Reporting Person OO

*	The calculation of the foregoing percentage is based on 31,062,563 shares of Voting Common Stock of the Issuer outstanding as of October 12, 2015 as represented by the Issuer in the Merger Agreement.

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This Amendment No. 1 supplements and amends the Schedule 13D filed on July 4, 2014 by the Reporting Persons (as defined below) (the "Schedule 13D"), relating to the Voting Common Stock, par value $1.00 per share (the "Common Stock"), of the Issuer. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is filed jointly on behalf of Stone Point Capital LLC ("Stone Point"), Trident IV, L.P. ("Trident IV"), Trident Capital IV, L.P. ("Trident IV GP") and Trident IV Professionals Fund, L.P. ("Trident IV Professionals" and, together with Trident IV and Trident IV GP, the "Stone Point Partnerships"). Trident IV and Trident IV Professionals are referred to herein as the "Trident Parties". Stone Point together with the Stone Point Partnerships referred to herein as the "Reporting Persons".

Item 4. Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety with the following:

(a), (b) The following disclosure assumes that there are 31,062,563 shares of Common Stock of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act: (i) Trident IV may be deemed to beneficially own an aggregate of 2,257,404 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding; (ii) in its capacity as sole general partner of Trident IV, Trident IV GP may be deemed to beneficially own an aggregate of 2,257,404 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding; (iii) Trident IV Professionals may be deemed to beneficially own an aggregate of 38,224 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding, and has shared voting and dispositive power with respect to such shares; and (iv) in its capacity as the manager of Trident IV and Trident IV Professionals, Stone Point may be deemed to beneficially own an aggregate of 2,295,628 shares of Common Stock, representing approximately 7.4% of the Common Stock outstanding.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident IV GP and Trident IV Professionals GP (collectively, the "GPs") has disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by Trident IV and Trident IV Professionals (the "Partnerships"). The individual members of Stone Point and shareholders of Trident IV Professionals GP each has also disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by the Partnerships. This report shall not be construed as an admission that such persons are the beneficial owners of the Common Stock for any purpose.

The limited partnership agreement of Trident IV has the effect of conferring shared voting and dispositive power over the aggregate of 2,257,404 shares of Common Stock to Trident IV and its general partner, Trident IV GP. The limited partnership agreement of Trident IV Professionals has the effect of conferring shared voting and dispositive power over the aggregate of 38,224 share of Common Stock to Trident IV Professionals and its general partner, Trident IV Professionals GP. As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by the GPs to exercise shared voting rights with respect to the aggregate of 2,295,628 shares of Common Stock on behalf of the Partnerships, but Stone Point does not have any power with respect to disposition of Common Stock held by the Partnerships.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

Yadkin to Acquire NewBridge Bancorp and Yadkin Voting Agreement

On October 12, 2015, the Issuer entered into the Merger Agreement with NewBridge and Merger Sub, pursuant to which, and subject to the terms and conditions set forth therein, (i) Merger Sub will merge with and into NewBridge (the "Merger"), with NewBridge continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of the Issuer; and (ii) immediately thereafter, NewBridge will merge with and into the Issuer, with the Issuer continuing as the surviving corporation in such merger. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, NewBridge shareholders will have the right to receive 0.5 shares of Common Stock for each Class A share of common stock, no par value, of NewBridge and each Class B share of common stock, no par value, of NewBridge. Simultaneous with the execution of the Merger Agreement, NewBridge and the Trident Parties entered into a Yadkin Voting Agreement, dated as of October 12, 2015 (the "Voting Agreement").

Pursuant to the Voting Agreement, and subject to the terms, conditions and exceptions contained therein, the Trident Parties have irrevocably agreed that from the date of the Voting Agreement until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Issuer's shareholders, however called, the Trident Parties will, to the fullest extent that their shares of Common Stock and any other securities issued by the Issuer held or acquired by them, whether acquired heretofore or hereafter (collectively, the "Subject Shares"), are entitled to vote thereon, (x) appear at such meeting or otherwise cause all of their Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (y) vote or cause to be voted all of the Subject Shares to approve the issuance of the shares of Common Stock in connection with the Merger (provided that the Merger Agreement shall not have been amended or otherwise modified in a manner materially adverse to either Trident Party). The Trident Parties have also agreed not to, and to use reasonable best efforts to cause their affiliates and each of their respective officers, directors, employees and Representatives (as defined in the Merger Agreement) not to, directly or indirectly, solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in the Act) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement. The Trident Parties have further agreed that, from the date of the Voting Agreement until the Expiration Time, they will not take any action that would make any of their representations or warranties in the Voting Agreement untrue or incorrect, nor will they take any actions that have the effect of preventing, impeding, or in any material respect adversely affecting the performance by the Trident Parties of their obligations under the Voting Agreement. The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger, (b) the date of termination of the Merger Agreement in accordance with its terms (the "Expiration Time") and (c) the date on which the Merger Agreement shall have been amended or otherwise modified in a manner that increases the consideration payable to NewBridge's shareholders or that is materially adverse to the Trident Parties, in each case without the prior written consent of the Trident Parties.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement. The Voting Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

D.	Yadkin Voting Agreement, dated as of October 12, 2015, by and between NewBridge Bancorp, Trident IV, L.P. and Trident IV Professionals Fund, L.P.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2015	TRIDENT IV, L.P.

By: Trident Capital IV, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner
	By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Sole Member

TRIDENT CAPITAL IV, L.P.

By: DW Trident GP, LLC, a general partner
	By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Sole Member

STONE POINT CAPITAL LLC

	By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Senior Principal

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point GP Ltd., its sole general partner
	By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Secretary/Director

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EXHIBIT D

YADKIN VOTING AGREEMENT

This VOTING AGREEMENT, dated as of October 12, 2015 (this “Agreement”), is entered into by and between NewBridge Bancorp, a North Carolina corporation (“NewBridge”), and the undersigned shareholder of the Company (together with its affiliated private investment funds holding shares of Company Common Stock, the “Shareholder”). Capitalized terms used herein and not defined shall have the meanings specified in the Merger Agreement (defined below).

WHEREAS, concurrently herewith, Yadkin Financial Corporation, a North Carolina corporation (the “Company”), NewBridge, and Navy Merger Sub Corp., a North Carolina corporation and wholly-owned subsidiary of the Company (“Merger Sub”), are entering into that certain Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other transactions, (i) Merger Sub will merge with and into NewBridge on the terms and conditions set forth therein, with NewBridge surviving such merger (the “Merger”) and (ii) immediately thereafter, NewBridge will merge with and into the Company, with the Company being the surviving corporation and, in connection therewith, the shares of common stock, no par value, of NewBridge issued and outstanding immediately prior to the Effective Time will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Exchange Ratio as set forth in the Merger Agreement, subject to the terms and conditions therein;

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of common stock of the Company (“Company Common Stock”) set forth on the signature page hereto (such shares of Company Common Stock are hereinafter referred to as the “Shares”, and the Shares, together with any other capital stock of the Company acquired by the Shareholder after the date hereof, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by the Company that are entitled to vote on the approval of the issuance of shares of common stock of the Company in connection with the Merger held or acquired by the Shareholder, whether acquired heretofore or hereafter, are collectively referred to herein as the “Subject Shares”);

WHEREAS, receiving the Requisite Yadkin Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to NewBridge to enter into the Merger Agreement and incur the obligations therein, NewBridge has required that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Agreement to Vote; Restrictions on Voting and Dispositions

(a) Agreement to Vote Subject Shares. The Shareholder hereby irrevocably agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company's shareholders, however called, the Shareholder will, to the fullest extent that the Subject Shares are entitled to vote thereon, (x) appear at such meeting or otherwise cause all of the Subject Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted all of the Subject Shares to approve the issuance of the shares of Company Common Stock in connection with the Merger (provided that the Merger Agreement shall not have been amended or otherwise modified in a manner materially adverse to the Shareholder).

(b) Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the earlier of the receipt of the Requisite Yadkin Vote or the Expiration Time, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Subject Shares (collectively, “Transfer”) other than to its affiliates (a “Permitted Transferee”); provided that as a condition to such Transfer, such affiliate shall execute an agreement that is identical in form to this Agreement; provided, further, that the assigning Shareholder shall remain jointly and severally liable for the breaches of any of its affiliates of the terms hereof. Any Transfer in violation of this provision shall be void.  The Shareholder further authorizes NewBridge on its behalf to request that the Company notify the Company's transfer agent that there is a stop transfer order with respect to all of the Subject Shares and that this Agreement places limits on the voting of the Subject Shares.

(c) Transfer of Voting Rights. The Shareholder hereby agrees that the Shareholder shall not deposit any Subject Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement, in each case, in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares.

(d) Acquired Shares. Any shares of Company Common Stock or other voting securities of the Company with respect to which beneficial ownership is acquired by the Shareholder or its affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares of Company Common Stock or upon exercise or conversion of any securities of the Company, if any, after the date hereof shall automatically become subject to the terms of this Agreement.

(e) Inconsistent Agreements. The Shareholder hereby agrees that it shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Subject Shares in any manner which is inconsistent with this Agreement.

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2.                  Non-Solicit. In its capacity as a shareholder of the Company, the Shareholder shall not, and shall use its reasonable best efforts to cause its affiliates and each of their respective officers, directors, employees and Representatives not to, directly or indirectly, solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in the Securities Exchange Act) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement.

3.                  Representations, Warranties and Covenants of the Shareholder.

(a) Representations and Warranties. The Shareholder represents and warrants to NewBridge as follows:

(i) Capacity. The Shareholder is duly organized and validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite capacity, power and authority to enter into and perform his, her or its obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Shareholder for the execution, delivery and performance of this Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby;

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by NewBridge, this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his, her or its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of the Shareholder, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder. Except as contemplated by this Agreement, the Shareholder (a) has not entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has not appointed or granted a proxy or power of attorney with respect to any Shares.

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(v) Ownership of Shares. Except for restrictions in favor of NewBridge pursuant to this Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the "blue sky" laws of the various States of the United States, the Shareholder owns, beneficially and of record, all of the Shares, as applicable, free and clear of any proxy, voting restriction, security interest, or other lien and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Shareholder's rights of voting or disposition pertaining thereto and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of Shares equals that number of shares of Company Common Stock set forth on the signature page hereto. The Shareholder has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by the Shareholder of its obligations under this Agreement.

(vii) Reliance. The Shareholder understands and acknowledges that NewBridge is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

(b) Representations and Warranties. NewBridge represents and warrants to the Shareholder as follows:

(i) Capacity. It is duly organized and validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite capacity, power and authority to enter into and perform its obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of NewBridge for the execution, delivery and performance of this Agreement by NewBridge or the consummation by NewBridge of the transactions contemplated hereby;

(ii) Due Authorization. This Agreement has been duly executed and delivered by NewBridge and the execution, delivery and performance of this Agreement by NewBridge and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of NewBridge.

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(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Shareholder, this Agreement constitutes the valid and binding agreement of NewBridge, enforceable against NewBridge in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(iv) Non-Contravention. The execution and delivery of this Agreement by NewBridge does not, and the performance by NewBridge of its obligations hereunder and the consummation by NewBridge of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which NewBridge is a party or by which NewBridge is bound, or any statute, rule or regulation to which NewBridge is subject or, in the event that NewBridge is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of NewBridge, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of NewBridge to perform its obligations hereunder.

(c) Covenants. From the date hereof until the Expiration Time:

(i) the Shareholder agrees not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Agreement.

(ii) the Shareholder hereby agrees, while this Agreement is in effect, to promptly notify NewBridge of any new Company Common Stock acquired by the Shareholder, if any, after the date hereof.

(iii) the Shareholder hereby authorizes NewBridge and the Company to publish and disclose in any announcement or disclosure required by applicable law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement solely the Shareholder's identity and ownership of the Subject Shares and the nature of the Shareholder's obligation under this Agreement, subject to the prior written approval of such disclosure, which approval shall not be unreasonably withheld.

4.                  Further Assurances. [Intentionally Omitted].

5.                  Termination. Other than this Section and Section 6, which shall survive any termination of this Agreement, this Agreement will terminate upon the earlier of (a) the Effective Time,(b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”) and (c) the date on which the Merger Agreement shall have been amended or otherwise modified in a manner that increases the consideration payable to NewBridge’s shareholders or that is materially adverse to the Shareholder, in each case without the prior written consent of the Shareholder; provided that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

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6.      Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to NewBridge, to:

NewBridge Bancorp
1501 Highwoods Boulevard, Suite 400
Greensboro, NC 27410
Attention: Pressley A. Ridgill, President & CEO

Email: pressley.ridgill@newbridgebank.com

With a copy (which shall not constitute notice) to:

Brooks, Pierce, McLendon, Humphrey & Leonard, LLP
2000 Renaissance Plaza, 230 North Elm Street
Greensboro, NC 27401
Attention: Robert A. Singer and Iain MacSween
Facsimile: (336) 232-9123

Email: rsinger@brookspierce.com; imacsween@brookspierce.com

If to the Shareholder, to the address for the Shareholder set forth on the signature pages hereto.

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by NewBridge and the Shareholder.

(d) Successors and Assigns. No party may assign any of its or his rights or delegate any of its or his obligations under this Agreement without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise.

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(e) Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person, other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

(f)  No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) Specific Performance; Remedies Cumulative. The parties hereto acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in his or its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina, without regard to any applicable conflicts of law principles.

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(l) Submission to Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Raleigh, North Carolina. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(m) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(n) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement will be interpreted for or against any party because that party or his or its legal representative drafted the provision.

(o) Name, Captions, Gender. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

(p) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

(q) No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (including, for the avoidance of doubt, any Permitted Transferees) and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate (other than the Shareholder) of any of the foregoing, including the Company (each, unless a Permitted Transferee, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. For the avoidance of doubt, nothing in this Section 6(q) shall be deemed to limit, restrict or otherwise affect in any way any rights or remedies available under the Merger Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

NewBridge Bancorp

By:	/s/ Pressley A. Ridgill
Name:	Pressley A. Ridgill
Title:	President/CEO

[Signature Page to voting Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER

TRIDENT IV, L.P.

By: Stone Point Capital LLC, its manager

By:	/s/ Stephen A. Levey
Name:	Stephen A. Levey
Title:	Principal and Counsel

Number of Shares:	2,257,404

Address:	c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

[Signature Page to voting Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER

TRIDENT IV PROFESSIONALS FUND, L.P.

By: Stone Point Capital LLC, its manager

By:	/s/ Stephen A. Levey
Name:	Stephen A. Levey
Title:	Principal and Counsel

Number of Shares:	38,224

Address:	c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

[Signature Page to voting Agreement]